

Mail Stop 4561

March 17, 2010

Ms. Lisa Lamson
President
Teaching Time, Inc.
2679 Aberdeen Lane
El Dorado Hills, CA 95762

> **Re:** **Teaching Time, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 18, 2010**
> **File No. 333-164968**

Dear Ms. Lamson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1.   Given that the offering is a best efforts, self-underwritten offering, it is not appropriate to present information in the prospectus as though all of the shares of common stock will be sold. In this regard, we note your statement that you are registering 3 million shares of common stock "for a total amount of $30,000." Where you reference shares to be sold in this offering, please revise to indicate a range of possible outcomes with respect to the number of shares to be sold, the number of shares outstanding after the offering and the possible proceeds to be generated thereby, as applicable.

Risk Factors, page 5

General

2.   We note that you have included risk factors on pages 6 and 7 addressing generally your anticipated expenses and your need for additional financing. Please revise to provide quantitative risk factor disclosure regarding your liquidity position. Disclose in an appropriate risk factor subheading the number of months your available cash resources will fund as of the most recent practicable date as well as the additional amount required to meet your financial commitments for the next 12 months. Please update this information as of the most recent practicable date with each amendment to the registration statement.

"We Cannot Be Certain That We Will Be Able to Protect Our Intellectual Property …," page 16

3.   You state that your intellectual property is critical to your business and you seek to protect it through copyrights, trademarks, patents, strategic relationship agreements, etc. However, it does not appear that you own any intellectual property. Please advise or revise your disclosure accordingly.

Dilution, page 19

4.   Please provide the calculations that support the "potential gain to existing shareholders" and the "increase to present stockholders in net tangible book value per share after offering" or revise your disclosures accordingly. Also, revise to include dilution information assuming 25%, 50%, and 75% of the shares are sold in this offering.

The Offering by the Company, page 20

5.   We note your statements that you "currently plan to have [y]our common stock listing on the OTC Bulletin Board, subject to the effectiveness of this Registration Statement" and that "a market maker will be required to file a Form 211 with the National Association of Securities Dealers Inc." Please note that the OTC Bulletin Board is a quotation service and that securities are "quoted" on the OTC Bulletin Board. In addition, because quotation on the OTCBB requires sponsorship by a market maker, please clarify that as an issuer, you may contact an authorized OTCBB Market Maker for sponsorship of your securities on the OTCBB, but there can be no assurance that a market maker will agree to file the necessary documents with FINRA, nor can there be any assurance that any request for sponsorship will be approved. Finally, please revise to clarify the relationship between seeking quotation on the Bulletin Board and effectiveness of your registration statement.

Business, page 21

6.   The disclosure throughout this section assumes an advanced level of understanding with respect to your business, industry and potential products. Please review the disclosure throughout this section and revise to describe in more specific terms the types of products you initially expect to produce. Ensure that your product descriptions as well as your discussions of the business and industry are easily understood by persons not already familiar with the instructional products and services e-learning industries.

Competitive Edge, page 22

7.   Please specifically disclose the factual basis for and the context of your beliefs and opinions set forth in the registration statement. You must be able to substantiate on a reasonable basis all such beliefs and opinions. For example, please remove from your filing, or provide support for, the following:

-   Teaching Time will provide its clients the personal touch that large, proprietary systems vendors are ill-equipped to deliver;
-   Teaching Time will deliver superior instructional solutions;
-   the founder has significant experience and many contacts within the e-learning and new media industries;
-   despite their lofty claims, most of these systems service providers are ill-equipped to help clients with their most daunting task--that of organizing, restructuring, and enhancing their content to provide meaningful web-based instruction;
-   clients are overwhelmed by the choices and confused by the options; and
-   like healthcare, government e-learning is demonstrating some growth, especially in sectors where training is mandated by law.

The Personal Touch, page 24

8.   You state that the "founders" have established and continue to establish their credibility among potential clients, particularly in the higher education and high-tech corporate sectors. Please clarify whether there are founders other than Ms. Lamson and, if so, please identify them by name.

Government Clients, page 25

9.   With respect to your reference to the Department of Homeland Security's Forecast of Contract Opportunities for FY 2004, please expand your disclosure to clarify the relationship between your proposed business activities and the Department of Homeland Security's training needs. Given that you have not developed a business or marketing plan, and your proposed business does not appear to be on a scale comparable to the Department of Homeland Security, it is unclear how this information is relevant to your proposed

business. In addition, please provide us with a copy of the relevant portions of the report clearly marked to highlight those sections that you believe support your statement.

Management's Discussion and Analysis or Plan of Operations

Plan of Operations, page 28

10.   Please expand your discussion to provide more detailed information regarding your plan of operations over the next twelve-month period. Discuss each of your planned activities and each material event or step required to pursue each of your planned activities. To the extent you discuss future plans for your operations, such as hiring consultants, developing a prototype or developing your website, the discussion should be balanced to include time frames for implementing future plans and any uncertainties or obstacles involved before the planned operations can commence. Include in the discussion the categories of anticipated expenditures, the approximate funds you will need to raise until you can commence operations and any anticipated funding sources.

Liquidity and Capital Resources, page 28

11.   You state that your ability to continue as a going concern is contingent upon your ability to obtain additional financing and to generate revenues and cash flows to meet your obligations on a timely basis. Disclosure in this section should include the minimum period of time that you will be able to conduct planned operations using proceeds from the offering. Please provide this information based on a range of possible outcomes of this best efforts offering. Quantitative information regarding your financial requirements is required to help investors assess the company's financial condition and the likelihood you will be able to pursue your business plan. Refer to Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance.

Management

Officers and Directors, page 29

12.   Describe the business experience during the past five years for Ms. Lamson. Refer to Item 401 of Regulation S-K. Note that your disclosure should include principal occupation and employment information as well as other specific information relating to relevant business experience. In this regard, we note your statement on page 32 that Ms. Lamson has over 15 years of experience in the teaching industry and that prior to joining Teaching Time, Ms. Lamson worked at both at the junior high and high school level. However, this disclosure is not sufficiently responsive to the Item 401 requirements.

13.   Please revise to discuss the other activities that currently occupy Ms. Lamson's time.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have questions or comments on the financial statements and related matters, please contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or, if you require additional assistance, you may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499. Please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 with any other questions. If you require further assistance, you may contact me at (202) 551-3457.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via Facsimile (561) 362-9612</u>
        James Schneider, Esq.
        Schneider Weinberger & Beilly LLP